# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Carlyle Group Inc., CIK 0001527166
CUSIP: 14316J108
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001543895

## Reporting persons
- David M. Rubenstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 29,249,644; shared voting power 0; sole dispositive power 29,249,644; shared dispositive power 0; aggregate amount beneficially owned 29,249,644 (8.1% of the class)

## Item 1. Issuer
Name of issuer: The Carlyle Group Inc.
Address of issuer's principal executive offices: 1001 Pennsylvania Avenue, NW, Washington, DC, 20004

## Item 2. Person Filing
Name of person filing: David M. Rubenstein
Address of principal business office or, if none, residence: c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue NW, Washington, D.C. 20004-2505
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 29,249,644
Percent of class: 8.1%
Sole power to vote or to direct the vote: 29,249,644
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 29,249,644
Shared power to dispose or to direct the disposition:
0

The Reporting Person directly holds 29,249,644 shares of Common Stock.

In connection with the conversion of the Issuer from a Delaware limited partnership to a Delaware corporation (the "Conversion"), senior Carlyle professionals and certain of the other former limited partners of Carlyle Holdings I L.P., Carlyle Holdings II L.P., and Carlyle Holdings III L.P. who became holders of shares of Common Stock in connection with the Conversion were generally required to grant an irrevocable proxy to Carlyle Group Management L.L.C. (collectively, the "Proxies"). The Proxy previously granted by the Reporting Person expired on January 1, 2025, pursuant to its terms.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- David M. Rubenstein: /s/ David M. Rubenstein, David M. Rubenstein (04/17/2025)